Exhibit 99.6

P R E S S  R E L E A S E

For Immediate Release	17 September 2002

CADBURY SCHWEPPES TO ACQUIRE THE OUTSTANDING 72% SHARE IN APOLLINARIS & SCHWEPPES
GERMAN JOINT VENTURE

Germany is Europe’s Largest Soft Drinks Market

Cadbury Schweppes plc today announced that it has agreed to buy Brau und Brunnen’s 72% interest in the Apollinaris & Schweppes joint venture in Germany for €151 million (£97 million). The transaction includes the Apollinaris, Heppinger and Big Apple brands and gives Cadbury Schweppes 100% control of Apollinaris & Schweppes. Apollinaris & Schweppes was formed in 1991, merging the business interests and assets of Schweppes GmbH (28%) and Apollinaris Brunnen AG (72%).

Apollinaris & Schweppes currently manufactures and distributes two leading mineral waters, Apollinaris and Heppinger; Big Apple, a mineral water and apple juice mix; and the Schweppes carbonated range. Apollinaris, which has been sold for over 100 years, is the best known mineral water brand in Germany. The Apollinaris and Schweppes brands are available throughout Germany. The joint venture has a bottling plant at Bad Neuenahr and employs around 430 people.

Full ownership of Apollinaris & Schweppes in Germany will allow Cadbury Schweppes to leverage more effectively its national distribution and food service strengths to grow both the existing brand range and introduce other Cadbury Schweppes’ beverage brands into the German market place. Strategically, the acquisition fits with Cadbury Schweppes’ focus on developing robust and sustainable businesses in its priority markets.

Germany is by far Europe’s largest soft drinks market at 21 billion litres in 2001 and €37 billion in retail sales value. The German market for all soft drinks has grown steadily in recent years (CAGR 2% 1992 – 2001, source: Canadean), overtaking alcoholic drinks and hot beverages. Waters, which account for 42% of the soft drinks market, have shown 3% CAGR over the same period.

“In recent years, the performance of our European beverage business has benefited significantly from broadening our brand portfolio and strengthening our route to market”, said John Sunderland, CEO of Cadbury Schweppes. He added, “Full ownership of Apollinaris & Schweppes is an important step in enabling Cadbury Schweppes to develop a stronger presence in Europe’s largest soft drinks market”.

The consideration of €151 million (£97 million) will be funded from the Group’s existing resources. Additionally, Cadbury Schweppes will assume €14 million of incremental net debt. The total is 1.6 x Apollinaris & Schweppes 2001 net sales and 8.2 x 2001 EBITDA (on a 72% basis).

The transaction is subject to clearance by the Bundeskartellamt, Germany’s federal competition authority and approval by Brau und Brunnen’s shareholders. Completion is anticipated in December 2002. The transaction is earnings positive from year two.

ends

For further information:
David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com
Angus Maitland/Philip Gawith
The Maitland Consultancy	+44 207 379 5151

Notes to Editors:

Cadbury Schweppes
Cadbury Schweppes is a major international beverages and confectionery company. With origins stretching back over 200 years, today Cadbury Schweppes' products - which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett - are enjoyed in almost 200 countries across the world. Cadbury Schweppes employs over 40,000 people.

In addition to Germany, Cadbury Schweppes’ European Beverages region operates in France, Spain, Portugal and Belgium, and franchises to Holland, Italy, Switzerland, the Canaries and parts of Eastern Europe.

Apollinaris
First available in 1853, Apollinaris mineral water was registered as “The Queen of Table Waters” in 1894 and today is the best known mineral water in Germany. It is also exported to more than 60 countries.